SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-14970

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
3/1/02

For the month of March 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

<u>Press Release</u>

The Company reserves the right to take legal action against the newspaper

ENEL: ANALYSTS AND INVESTORS TAKE THEIR DISTANCE FROM THE ARTICLE IN TODAY'S "SOLE 24 ORE"

<u>Fiorentini</u> (Metzler Capital) "I dissociate myself"; <u>De Chiara</u> (Mediolanum) "I am shocked. I hold the management in great esteem"; <u>Soleri</u> (Merrill Lynch) "Totally inappropriate context"; <u>Girelli</u> (Eptasim) "My opinion was placed into a negative context"; <u>Cipelletti</u> (UBS Warburg) "distorted representation on the part of the journalist"

<u>Rome, February 4, 2002</u> – The financial analysts and fund managers cited today by "Il Sole 24 Ore" in an article about Enel's management take their distance from the newspaper and deny having given negative opinions.

In particular, Alfredo Fiorentini, of Metzler Capital, points out that "the journalist misinterpreted (or, more probably, didn't understand) what I sought to explain. On the issue of diversification – Fiorentini continued – I limited myself to saying that Enel finds itself in the awkward position of a company that wants to invest when there are few goods for sale and the little that there is, is expensive... Mine wasn't intended to be a negative judgment on Enel and its management as it might, instead, appear reading the article. (This would contradict my "buy" recommendation on the stock.) I therefore dissociate myself - Fiorentini concluded – from the tone of the quote attributed to me by the journalist".

Fabio Soleri, of Merrill Lynch, points out that "the journalist used my words - which I confirm - in a totally inappropriate context. My personal opinion is positive on the performance of the top management," concluded Soleri.

Nadia Girelli says that her position "was inserted into a negative context which cannot be attributed to me".

Marco Cipelletti, of UBS Warburg, speaks of "a distorted representation on the part of the journalist".

Finally, Stefano De Chiara, of Mediolanum, says: "I would never have permitted myself to pass judgement on the management, which I hold in high esteem. I can only apologize" – De Chiara continues – "for the manipulation to which I was subjected."

Enel therefore reserves the right to take legal action against "Il Sole 24 Ore."

Enel

Press Release

ENEL – MARCEGAGLIA GROUP RENEWABLE ENERGY ALLIANCE

Rome, February 5, 2002 – Elettroambiente, the Enel Group company specialized in the treatment of and recovery of energy from waste, has signed an accord to take a stake in the capital of ETA S.r.l. for the realization of an electricity plant fuelled by biomass, now being finished in Cutro (Crotone).

Elettroambiente's entry into ETA, a special-purpose company constituted by the Euroenergy Group (Marcegaglia Group), will take place through a subscription to a capital increase of 4.65 million euros.

The plant, the realization of which is included on the Area Contract of the Province of Crotone, will go into operation at the end of 2002 and will have an installed capacity of 16.5 Mw, producing about 105,000 Mwh/year of green energy which will be dispatched into the national grid.

The project, which calls for a total investment of 50 million euros, will create 30 jobs directly and about 150 in allied industries.

The plant will be built by Enelpower, the Enel Group's engineering company, together with Fortum Engineering, and calls for a fluid-bed combustion system which will ensure a high level of energy efficiency and guarantee optimal results from an environmental point of view

The Elettroambiente – Euroenergy Group accord will also allow the development of similar initiatives in Southern Italy.

The operation is subject to the approval of the relevant authorities.

Enel

Press Release

ENEL DENIES INTEREST IN ITALGAS

Rome, February 6, 2002 - With regard to today's report in the daily "La Repubblica", Enel denies having any interest in or any contact underway with Italgas.

Enel

Press Release

ENEL DENIES INTEREST IN INNOGY

Rome, February 19, 2002 – Enel affirms that the recent press speculation about its supposed interest in acquiring the English group Innogy is totally without foundation.

WIND

Press Release

WIND: PROPOSED FINANCIAL STATEMENTS FOR 2001 APPROVED

- *Consolidated revenues double to 2,794 million euros (up 97% on the previous year)*
- *On a like-for-like basis of consolidation, the WIND Group's revenues grow 63%*
- *EBITDA move into the black in 2001 at 46 million euros*
- *Leadership in acquisition of new customers, with 34% share of net additions in mobile segment and 62% in fixed-line market, and outright leadership in Internet services via IOL and InWind portals*
- *23.8 million customers at end of 2001*
- *Infostrada consolidated in WIND's accounts as of August 1, 2001 and the merger completed on January 1, 2002*

Rome, February 19, 2002 – WIND's Board of Directors approved today the proposed financial statements for the year 2001, as presented by its Chief Executive, Tommaso Pompei. The proposed financial statements for 2001 will be submitted for approval by the Ordinary General Meeting of shareholders to be held, on first call, on March 26, 2002, and on second call on March 27, 2002.

In 2001, the WIND Group proceeded along its growth path, with a further significant boost resulting from the contribution of Infostrada's assets. The latter's operations were consolidated in the Group's accounts with effect from August 1, 2001, following Enel's transfer of its entire holding in Infostrada, acquired on March 29, 2001, to WIND. The merger of WIND and Infostrada has given birth to the most important alternative operator in Italy and one of the largest integrated operators at the European level. The new entity boasts the fastest rate of expansion ever recorded in the telecommunications industry.

Consolidated results for the year ended December 31, 2001

In 2001, total consolidated revenues amounted to 2,794 million euros (12 months WIND, plus 5 months Infostrada), a rise of 97% with respect to the 1,415 million euros of 2000. The increase of 1,379 million euros includes 490 million euros deriving from the consolidation of the Infostrada Group's accounts for the last five months of the year.

Consolidated EBITDA for 2001 moved into the black at 46 million euros.

The Group's capital expenditure during the same period (12 months WIND, plus 5 months Infostrada) amounted to 2,210 million euros, and was aimed at further developing the fixed network, increasing mobile coverage, funding the introduction of new value-added services, and creating content for the various platforms.

The Group continues to report a net loss, amounting to 782 million euros, in line with projections made at the start of the year. This figure reflects the impact of the cost of integrating Infostrada, totaling 113 million euros, which includes 14 million euros of charges incurred to date and provisions of a further 99 million euros to cover charges in future years. The net result also takes account of amortization and depreciation totaling 560 million euros (265 million euros in 2000), and net interest expense of 226 million euros (25 million euros in 2000).

The Group's net debt at year end amounted to 5,642 million euros (compared with 2,725 million euros at the end of 2000). This includes 870 million euros in subordinated loans obtained from the shareholders and 325 million euros representing the residual amount due for the UMTS license.

Our customers and traffic

The total number of customers amounted to 23.8 million at the end of December 2001.

The WIND Group is Italy's principal alternative to the incumbent fixed-line operator with a 62% share of net additions in the households segment. The number of customers rose by 1.5 million since the beginning of the year to 7 million at the end of 2001.

In the mobile segment, WIND holds the leadership in terms of net additions with a share of 34%, and by the end of the year achieved a market share of 16%. The customer base grew by around 3 million since the beginning of the year to total about 7.9 million at the end of 2001.

In the Internet segment, the WIND Group is the outright leader with over 8.9 million subscribers, representing growth of 4.4 million and a market share of 35% at year end. The IOL and InWind portals, with an average of 590 million page views a month, represent Italy's largest Internet operators and one of the leading players on the European scene.

The WIND Group also achieved significant results in the corporate segment, where the Web Hosting and E-commerce services operated by the subsidiary IT.Net, had attracted over 22,000 active subscribers as of December 31, 2001.

Total traffic recorded by WIND (together with Infostrada) in 2001 amounted to 50 billion minutes, including voice and Internet. Within this figure, Internet and data traffic now represent the principal drivers of traffic growth.

During the final quarter, WIND successfully began cross selling its mobile products to Infostrada's fixed-line and Internet subscribers. As of December 31, 2001 around 35,000 Infostrada customers had already signed up for a mobile product from WIND.

Significant events in 2001

2001 was an important year for the development of our business and the consolidation of our position as Italy's number one alternative operator. The merger of Infostrada with WIND was accompanied by a broad range of activities aimed at achieving managerial, commercial, organizational and operational integration within the shortest possible timeframe. The Group has positioned the WIND and Infostrada brands in such a way as to cover all segments of the market and on the basis of the predominant images of the two companies: the Infostrada trademark is applied to fixed-line and Internet products (through IOL – ItaliaOnLine), while the WIND brand is used to market mobile and convergent services.

During 2001, WIND signed two contracts for syndicated loans totaling 7 billion euros (around ITL 14,000 billion), with the funds to be used to finance completion of the infrastructure development program and repay the bank loans raised in previous years.

The contracts represent the biggest ever loan extended to a non-incumbent operator, and involved a total 48 Italian and foreign banks.

The establishment of a 50-50 joint venture with the Greek electricity company, PPC, with the aim of providing fixed-line telephony in Greece, and the setting up of a financial services company, Mobilmat (85% owned by WIND, 15% by Banca Sella) were, in addition to the merger with Infostrada, the major corporate events during the year.

Commercial offers during the final quarter of the year provided a substantial increase in opportunities to achieve growth in mobile traffic per customer, which was accompanied by an intensification of customer-loyalty programs. The emphasis of the Group's competitive offer in the fixed-line market was shifted towards carrier pre-selection and, in terms of prices, to the provision of flat-rate services, resulting in increased traffic volumes.

WIND is the number one Italian telecommunications operator capable of providing convergent fixed-line, mobile and Internet services. The WIND Group has over 18,000 km of optical-fiber backbone and 2,000 km of metropolitan area network and cabling serving more than 30 cities.

Press Release

ENEL DISTRIBUZIONE: NO MIDDLE MANAGEMENT LAYOFFS

Rome, February 22, 2002 – Enel Distribuzione S.p.A. declares completely unfounded the Unionquadri press releases of February 18th and 22nd, 2002, according to which "Enel, on the basis of an agreement with unions, has declared about 760 middle managers redundant in the distribution sector".

Enel

<u>*Press Release*</u>

ENEL: EBITDA AVERAGE ANNUAL GROWTH SEEN AT 8-9%

Data presented during the first edition of the "Enel Financial Conference"
Pay-out ratio between 50% and 60% confirmed, with net income rising

<u>Rome, February 25, 2002</u> - With the presence of Chairman Chicco Testa, Chief Executive Officer Franco Tatò and the Group's top management, Enel will inaugurate today the "Enel Financial Conference", an event destined to become an annual appointment with the international financial community, during which Enel will present the Group's preliminary 2001 operating results, long term strategies and financial goals.

During 2001, the Enel Group achieved important results, with revenue growth of over 7% and gross margin growth of more than 3%, even with the tariff reductions and asset sales mandated by the industry regulation. About 18% of revenues was accounted for by new business areas for which the Group had the technical know-how before 1996, but was not operating in the market.

Over the period 2001-2006 EBITDA are expected to rise by an average annual 8-9% without any significant variation in invested capital.

The Group's dividend policy will continue to guarantee a 50-60% pay-out ratio with net income rising.

Enel remains selectively interested in international expansion, with particular attention to the Iberian peninsula and Central Europe, as long as prices are reasonable and there is a potential for growth and for integration with the Group's know-how.

During the conference, the Group's main companies will be presented, divided in four areas of business: Energy Management and Networks and Infrastructure (asset based businesses), and Sale of Energy and Services and TMT (customer based businesses).

In the area of **Energy Management**, characterized by high and stable cash flows, the following points stand out:

- Enel Produzione confirms the timing of and investment for its 4,500 MW combined cycle conversion program, to which the conversion of a further 5,200 MW to coal and orimulsion must be added. Furthermore, it has launched a new investment plan aimed at achieving alignment with best practice (32%) with regard to generation costs in the medium term. In 2006, thermal production efficiency will rise by 9% and a more appropriate fuel mix (increased use of coal) will enable costs to fall by about 30%. The goal is efficient operation on the competitive generation market, which will also entail advantages for consumers;
- Enel Green Power, already the world leader in renewable energy, intends to continue investment in environmentally friendly production capacity and forecasts a 60% increase in energy produced in the period 2001-2006 with a goal of 15 TWh

by 2006. Enel Green Power also intends to become the world leader on the "green certificates" market.

- Enel.FTL, active in fuel trading and management, is progressively increasing its integration with Group businesses - mainly electricity generation and the sale of gas - with the aim of ensuring reliable fuel supply at ever lower costs. Volumes handled are expected to rise from 35 million toe (tons of oil equivalent) to over 40 million toe by 2006.

In the area of **Networks and Infrastructure** (transmission infrastructure and the distribution of electricity, gas and water), also characterized by high and stable cash flows:

- Enel announces a massive investment plan aimed at an increase in the quality of its service and efficiency. This investment plan accompanies programs already underway for the optimization of processes and the reduction of costs, which have considerably accelerated with respect to what was announced at the time of Enel's stock market quotation. Thanks to this investment plan the average duration of interruptions of service will fall by 50% by 2006; by the same year Enel aims to achieve best practice.
- Enel Distribuzione's plan for the installation of around 30 million digital meters by 2004 is proceeding to schedule, with an investment of over 2 billion euros and one million meters replaced each month.
- In the distribution of gas and water, the recent acquisition of clients and concessions are such as to confirm the target of becoming the second-largest Italian player in both industries in the short to medium term.

In the **Sale of Energy and Services**, characterized by a high rate of growth, the Group intends to:

- Maintain its market leadership in the supply of energy to clients on the free market, a market that continues to grow, thanks to a competitive pricing policy and the offer of structured products, which meet the specific needs of clients.
- Increase the multi-service offer, which will lead over 10% of customers to buy two or more services.
- Increase competitiveness through the diversification of the offer and the development of value-added services, in part by taking advantage of new technologies currently being implemented.

In the **TMT** area, where the Group is present through WIND and Enel.it, there is a strong growth outlook. In this context WIND's aims are:

- Revenue growth of over 20% per year for the next five years.
- To draw on its customer base, assets and know-how to consolidate its position as the second-largest fixed and mobile operator (with the aim of achieving a market share of 20%) and the largest Internet operator in Italy.
- To achieve break-even in terms of cash flows in 2004 and of net income in 2004/2005.

For a more thorough examination of the data presented at the "Enel Financial Conference", please see the text of the slides currently being published on Enel's Internet site (www.enel.it - investor relations area).

Enel Financial Conference

First Edition

Rome, 25 - 26 February 2002

Disclaimer

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME.

THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESSED OR IMPLIED IS MADE AS TO AND NO RELIANCE SHOULD BE PLACED ON THE FAIRNESS, ACCURACY, COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST PRESENTATION.

THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON.

THIS INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST PRESENTATION INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES AND PROJECTIONS, AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM.

FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT, THE ABILITY TO DIVERSIFY SUCCESSFULLY AND FUTURE CAPITAL EXPENDITURES.

Table of Contents

Enel

Franco Tatò

Chief Executive Officer

17

The New Business Vision


Energy Management
Networks/Infrastructures
Value from High and Stable Cash Flows
Asset Based Business
Generation
Transmission
Distribution
Customer Service
Customers
Customer Based Business
Energy and Value Added Services Supply
TMT
Growth Opportunities

Portfolio Assets

Enel

Energy Management

- Fuel Procurement
- Generation
- Energy Trading

Networks/ Infrastructures

- Electricity Transmission & Distribution
- Gas Distribution
- Water

Energy and Value Added Services Supply

- Electricity
- Gas
- VAS

TMT

- Fixed
- Mobile
- Internet
- IT

Strategic Focus

Business	Area	Key Drivers
Asset Based Business	**Energy Management** **Networks/ Infrastructures**	• Efficiency improvement • Outperform regulatory targets • Integration of gas value chain • Synergies development • International development
Customer Based Business	**Energy and Value Added Services Supply** **TMT**	• Customer retention • Gas customer base development • Revenues growth from technology based VAS • Enhance contribution from Telecom business

Enel's Portfolio is Poised for Higher Growth

EBITDA Growth and Breakdown



Networks/ Infrastructures 39%
Energy & VAS Supply 6%
TMT 2%
Energy Management 53%
EBITDA CAGR 8 to 9%
Networks/ Infrastructures 31%
Energy & VAS Supply 8%
TMT 32%
Energy Management 29%
2001
2006

EBITDA Growth Without Significant Capital Investments

Energy Management

Strategic Objectives

Objective	2006 Targets
Generation Plant Conversions	>4,500 MW converted to CCGT >5,000 MW converted to coal/orimulsion(1) (10,000 MW of total coal/orimulsion installed capacity by 2007)
Generation Personnel Reduction	Reduce personnel per GW by 29% from 2001 to 2006
Fuel Procurement Optimisation	Grow from 35m toe in 2001 to 41m toe in 2006 Enter new fuel supply contracts, increasing autonomy from gas supply sources Increase direct access to producers in order to retain higher gas margins
Efficiencies on O&M Costs	Be the "best practice" by 2005 - 2006
Enel GreenPower Development	Target 15 TWh by 2006, a 61% increase from 2001

Energy Management

Efficiency Objectives

Generation Average Net Thermal Efficiency


η%
+9%
38%
ca 42%
2001
2006

Fuel Cost Index Number(1)


-31%
100
69
2001
2006

Generation Personnel/GW


-29%
238
170
2001
2006

Average Thermal Generation O&M cost/MW


Euro '000/MW
-32%
15
10
2001
2006

(1) At constant fuel price

23

Energy Management

Regulatory

Networks/Infrastructures

Strategic Objectives

Objective	2006 Targets
Personnel Reduction	• Approximately 400 headcount reduction (-12%) in transmission by 2006, and over 6,600 headcount reduction (-17%) in distribution • Rationalisation of gas distribution following the completed acquisitions of 30 companies
Service Quality Improvement	• 50% reduction in black-out duration by 2006
Completion of the Metering Project	• 30 million digital meters installed with Capex of Euro 2 billion
Maintenance and Investment Efficiencies	• Through procurement optimisation and process re-design • Electricity/gas/water infrastructure synergies
Further External Growth	• Incremental acquisitions of gas networks • Targeting to win at least 30% of the ATOS to be awarded in the next 5 years

Networks/Infrastructures

Efficiency Objectives

Electricity Transmission

Operating Cost per MWh



Euro/MWh
-25%
1.02
0.76
2001
2006

Electricity Distribution

Cash Cost per MWh(1)



Euro/MWh
-15%
18.8
15.9
2001
2006

Gas Distribution

Operating Cost per m³



Euro/m³
-17%
4.2
3.5
2001
2006

(1) "Cash Cost" defined as Operating Cost + Capex

26

Enel

Energy and Value Added Services Supply

Increasing EBITDA With Limited Invested Capital

	2006 Targets
Customer Retention and Acquisitions	• Consolidate electricity and grow gas customer base (2006 target of 3.9bcm sold and 2.3 million customers) • Capture new customers from competitors (mainly in gas) • Increase multiservice offers (at least 10% of customers to utilise more than 2 products) • Develop customised tariff packages
Development of Bundled Offers	• Develop offers of technology based value added services
Synergy Development	• Share front/back office costs • Develop potential use of single billing system in the medium term
Other Businesses	• Strong EBITDA increase with low invested capital

27

TMT

2006 Targets

Customers	Customers 2001-2006 CAGR > 4% 3.2 million of convergent customers 20% market share both in fixed and mobile market
Investment Plan	Integrated rollout of broadband, fixed and mobile infrastructure Enel.it: Enhanced synergies through high-tech investments
Financials	2001-2006 20%+ Revenue growth Bottom line break-even by 2005, EBITDA margin near 35% in 2006 Enel.it: 44% of revenues in 2006 from non captive market

International Strategy



UK -
Low prices, high volatility
Germany and France -
Highly interconnected market with expected price growth
Veag
0.7 TWh
United Kingdom
Spain -
Integrated presence in production, distribution and supply
Continental Europe
15 TWh
6.4 TWh
PECO
Shem
6.2 TWh
11.7 TWh
Est
42 TWh
0.6 TWh
Viesgo
7.4 TWh
Cez
Iberian Region
Enel Produzione/GreenPower
2000 Physical Transfer of Energy

Source : UCTE

29

Enel

Enel's Results Abroad

Renewable Energies

EnelGreenPower

Domestic(1)	International(1)
347 plants	89 plants
2,000+MW Capacity	500+ MW Capacity

- High Growth Market
- Green Certificate Trading Expertise
- Reinforce Enel Perception as Leading Green Operator



2,500 MW
913 MW
719 MW
194 MW
Enel GreenPower
Innology
PowerGen
Scottish Power

Viesgo



- **2,400 MW** Capacity; **500,000** Customers
- Solid Presence (5%) in High Growth Market (4%+)
- Platform for Further Growth in Iberia
- Opportunity to Leverage ENEL Gas and Low Cost Fuel Expertise
- €700 MM Investment Planned

About €750 MM Revenues, €250 MM EBITDA, 2,900 MW and 1,400 Employees Abroad to Date

(1) 2001 estimates

Closing Remarks

- Extract value from existing assets/leverage on existing customer base
- 2002-2006 EBITDA CAGR is 8-9% on substantially same capital invested
- 50-60% dividend pay-out on growing earnings base
- Disciplined investments in international expansion where Enel integrated strategy can be successfully replicated

Enel Produzione

Antonino Craparotta

Managing Director

32

Business Overview

An International Leader

Installed Capacity (GW)



120
100
80
60
40
20
0
104
41
40
38
29
16
8
7
2
EDF (1)
Enel (2) Produzione
endesa (3)
RWE
e.on
IBERDROLA
EDP
Eurogen
Interpower

(1) Only French Domestic Capacity
(2) Including Viesgo
(3) Including Elettrogen

Our Assets

Thermal plants: 25.6 GW

- Oil/Gasoil
- Gas
- Coal

★ **Hydro units (212):** 12.9 GW



35
13
2

Total Domestic Installed Capacity: 38.5 GW(1)

Installed Capacity	GW
Oil/Gasoil	15.0
Hydro	12.9
Gas	5.3
Coal	5.3

Total Viesgo Installed Capacity: 2.4 GW

Generation:	
Thermal plants (7)	1.7 GW
Hydro units (6)	0.7 GW

Distribution:	
Customers	501,000
Grid	24,500 km
Sales	4.9 TWh



Barcelona
Madrid
Cordoba
Bahia de Algeciras

(1) *Enel Produzione only, excluding Gencos and EnelGreenpower*

34

Enel Produzione

Mission

Achieving Leadership in Generation Costs

Achieving a Key Role in Selected European Energy Markets

Achieving Leadership in Generation Costs

Our Goals

- **Reduce fuel cost through asset restructuring:**
  - -30% at 2006
    - Thermal efficiency: +9% at 2006
    - 5,000 MW conversion to cheaper fuels and better efficiency
  - -8% fuel cost in 1999 - 2001
- **Reduce Operating & Maintenance cost:**
  - Targeting Best Practice: - 32% at 2006
  - -28% O&M cost in 1998 - 2001
- **Improve technical performance:**
  - Enhance availability/flexibility

Reduce Cost Through Asset Restructuring

CCGT Plant Conversion on Schedule



2001
2002
2003
2004
2005
MW
La Casella
1,520
Porto Corsini
760
Pietrafitta
370
Priolo Gargallo
760
Termini I./ Other
1,140



1,900 MW
2,650 MW
4,550 MW
By 2002
2003-2005
Total

Total Investment of Euro 1.3 bn

37

Enel Produzione

Reduce Cost Through Asset Restructuring

Two Wild Cards: 5,200 MW

Plant Conversion Schedule



2003
2004
2005
2006
2007
Porto Tolle
Torrevaldaliga Nord

Total Investment of Euro 1.6 bn

Porto Tolle



- Euro 500 million
- From Oil to Orimulsion
- 2,600 MW; η 38%

Torre Nord



- Euro 1.1 billion
- From Oil to Coal
- 2,600 MW; η 45%

Key Projects to Reduce Generation Costs Below New Entrants

38

Enel Produzione

Reduce Cost Through Asset Restructuring

Additional Conversions

Biomass Plants


2002
2003
2004
2005
Mercure
S. Gilla

Hydro Plants


2002
2003
2004
2005
Reconstruction
New plants

Mercure



Santa Gilla



- Total Capacity 50 MW
- Total Investment Euro 44 Million

- Additional Productivity ca 1.5 TWh by 2005
- Total Investment Euro 404 Million

Key to Achieve Savings from Green Certificates

Enel Produzione

Reduce Cost Through Asset Restructuring

Re-Conversion Plan: Rebalancing our Fuel Mix



Enel Produzione
(% of Total TWh Produced)
100%
80%
60%
40%
20%
0%
24%
24%
37%
15%
23%
29%
27%
21%
30%
30%
5%
35%
1999
2001
2006
Low Cost Fuels
Oil
Gas
Hydro

- Highly balanced portfolio at regime (low risk from fuel price)
- Highly valuable hydro component
- Lower average generation cost

40

Enel Produzione

Reduce Cost Through Asset Restructuring

SO_2 Emissions (g/kWh)


12.96
5.75
2.47
0.73
1.1
1980
1990
2000
2003
2003

Dust Emissions (g/kWh)


0.12
0.09
0.05
0.09
1990
2000
2003
2003

NO_2 Emissions (g/kWh)


3.59
2.70
0.81
0.42
0.71
1980
1990
2000
2003
2003

2003 vs 1998

- SO_2: - 79 %
- NO_x: - 60 %
- Dust - 58 %

■ = Law Limits

41

Enel Produzione

Reduce Cost Through Asset Restructuring

Achieving Generation Variable Cost Below New Entrant Level

Fuel Cost Index Number



120
110
100
90
86
80
70
60
50
Brent:
±3$/BBL
110
100
93
95
89
80
75
69
65
- 31%
New Entrant
2002
2003
2004
2005
2006

Average Net Efficiency



+9%
38%
ca 42%
2001
2006

42

Enel Produzione

Reducing Operating and Maintenance Cost

Operation & Maintenance Thermal Plants Costs ('000 Euro/MW)



Enel Produzione
Best Practice
- 60%
28.0
11.2
- 48%
21.1
11.1
- 32%
15.1
10.2
Target 2006
Best Practice
1996
1998
2001
2006

- Organisation improvement
- Personnel optimisation
- Technical performance optimisation

43

Enel Produzione

Reducing Operating and Maintenance Cost

Organisation Chart Improvement



Managing Director
Administration & Control
Human Resources
Procurement
Legal
Internal Audit
Communication
Processes & System
Plant Development
Plant Management
Energy Markets & Business Development
Integrated Services
Hydro
Oil - Gas
Combined Cycles
Coal/ Orimulsion
Energy Management
Hydro Areas
Generation Plants
Generation Plants
Generation Plants

- **1999:**
  - Focus on local organisation
- **2000:**
  - Emphasis on power plants and market profitability
- **New:**
  - Emphasis on power plants and market profitability and on flexible power plant operations

Enel Produzione

Reducing Operating and Maintenance Cost

Personnel Optimisation

Headcount Trend Forecast



Enel Produzione set up in October 1999
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
11,409
11,331
10,634
9,162
8,500
Oct. 1999
1999
2000
2001
Target 2002

Personnel/GW



238
170
-29%
2001
2006

Savings of Euro 170 Million vs. 2001

45

Enel Produzione

Improve Technical Performance

Enhance Availability\Flexibility

Total Availability



(%)
100
95
90
85
80
75
70
65
60
55
50
Hydro
CCGT
Oil/Gas
Coal/Orim.
1999
2000
2001
2006

EFOR



(%)
25
20
15
10
5
0
Coal/Orim.
CCGT
Oil/Gas
Hydro
1999
2000
2001
2006

Sustainable Load Range



70
65
60
55
50
45
40
(% of Total Efficient
Oil & Gas Capacity)
1999
2000
2001
2006

Cold Start Up Rate Thermo Plants



2
1
1999
2000
2001
2006

46

Enel Produzione

Financials

(Euro million)	2001[1]	2000	Change
Revenues	8,170	7,716	+6%
EBITDA	2,750	2,687	+2%
Net Invested Capital	9,650	11,114	-13%
Capital Expenditures	660	585	+13%
Headcount	9,162	10,634	-14%

(1) Preliminary Numbers

47

EnelGreenPower

Paolo Pietrogrande

Managing Director

48

Business Overview

- World leading electricity producer, dedicated exclusively to renewable energy sources
- Full portfolio of technologies: hydro, geothermal, wind, photovoltaic, biomass and biogas
- Diversified geographically and technologically to hedge atmospheric risk
- Over 9.4 TWh of green electricity produced in 2001
- Foreign operations accounting already for 15% of revenues
- Positioned to become leader in Green Certificates

Strategically Located


USA & Canada
350 MW
Costa Rica, Guatemala, El Salvador
70 MW
Chile
80 MW
Italy
2,000 MW

Enel GreenPower's Mission is to be the World Leading Renewable Energy Producer

49

EnelGreenPower

European Market Opportunity

Further Potential for Growth


2001 Generation TWh
100% = 276 440 460 100 410 80 185 145
Medium Term Potential
Renewables Today (2)
9%
20%
6%
15%
8%
4%
9%
3%
8%
2%
5%
1%
19%
20%
11%
49%
Italy
France
Germany
Holland
UK
Belgium
Spain
Sweden

- Expanding potential of renewable sources in Italy
- Italy is in a leading position vs. larger European countries

European Union Committed to Expanding Renewable Energy (1)


67 TWh
0.03
4
22
3.5
37
1995
375 TWh
3
80
223
7
55
2010
CAGR 12%
x100 Photovoltaic
x20 Wind
x10 Biomass
+100% Geo
+40% Small Hydro

- EU Governments already committed
- Still diversified incentive programs
- Growing interest in green (premium) pricing

Plenty of Growth Potential Due to EU Commitment Favouring Green Energy

(1) *European Union 2001 White Book targets*
(2) *Includes large hydros*

EnelGreenPower

Improving Leadership in Renewable Energy

Competitive Advantage

Technology

- Leadership in geothermal technology: 7.5 kg/KWh specific consumption (12% better than Japanese competitors), Green Drilling, Seismic White Drilling, 3D Seismic, advanced odour abatement
- Engineering and project management: speed, innovative solutions, systems optimisation, flexibility
- Excellence in O&M and machinery upgrade: highly specialised service shop, extending value added services to competitors and third parties

Innovation

- Anticipating Emission Reduction Credits (ERCs), premium pricing and green label
- New products and solutions: "Erga 15" mini-wind, HCS advanced remote control systems for mini-hydro

Management Team

- Multinational, multicultural leaders: 4 languages, 6 countries, complementary skills
- 100 million cumulated hours of experience: proven history, excellent performances

Improving Leadership in Renewable Energy

2001 MW Installed



Wind
Geo
Biomass, PV, Biogas
Hydro
2,527 MW
5%
25%
2%
68%
2,182 MW
68% Wind
911 MW
93% Wind
850 MW
100% Geo
500 MW
70% Geo
404 MW
100% Wind
EnelGreenPower
FPL
EHN
Calpine
Caithness
IVPC

Enel GreenPower Diversifies Across All Sources

Growing with Sound Investment Policy

- In 2001, 18 new power plants entered commercial operations, 150 MW
- In 2001, opened construction sites for 215 new MW and acquired 27 exclusive wind development rights in Italy, 445 MW
- Secured 40 MW PPA from El Canada hydro project in Guatemala
- Euro 2 billion of projects under development, 40% wind, 25% geo, 15% hydro, plus environmental upgrades, solar thermal, photovoltaics, biomass/biogas
- Expecting to put in operation 17 sites for 200 MW in 2002


15.1 TWh
9.4 TWh
2%
15%
Wind
PV, Biomas
Biogas
Hydro
Geothermal
2001
2006

Target 15 Billion KWh Production in 2006, Average Planned Investment of Euro 1 m/MW

Growing with Sound Investment Policy

Key Performance Indicators

Cost Efficiency

(MWh per Employee)


62%
3.5
3.7
6.0
2000
2001
2006

Better Asset Utilisation

(Availability Factor)


+2%
95.9%
96.5%
98.0%
2000
2001
2006

Improving Efficiency

Financials

(Euro million)	2001[1]	2000[2]	Change
Revenues	760	647	+17%
EBITDA	420	396	+6%
Net Invested Capital	2,110	2,016	+5%
Capital Expenditures	230	247	-7%
Headcount	2,515	2,473	+2%

(1) Preliminary Numbers
(2) Pro forma including CHI Energy and EGI

Enel.FTL
Gruppo Enel

Lorenzo Bronzi

Managing Director

Business Overview



Refiners and Traders
Producers
End Users
Captive Market
Enel Produzione
Enel Trade
Enel Vendita Gas
Logistics
Enel.FTL
Gruppo Enel
Eurogen
Interpower
Shippers
Utilities
CRUDE OIL & PETROLEUM PRODUCT
COAL & PET COKE
GAS
Primary Energy Markets

57

A Strong Presence in the International Market



Offices

Rome, London, Amsterdam, Bogota, Hong Kong, Jakarta, Madras, Moscow

	Volume 2001[1]	Size in the Market	Target 2006[1]
Oil	15 Mtons	World's most important single buyer of fuel oil	13 Mtons
Gas	13 Bcm	Second player in Italy – largest player in Europe after gas incumbents	20 Bcm
Coal	15 Mtons	Most important single buyer in Europe (together with Endesa)	19 Mtons
Total	**35 Mtoe**		**41 Mtoe**
% of which Non-captive	**15%**		**49%**

Increasing Bargaining Position with Fuel Suppliers

(1) Physical volumes

Integrated Player



	2001	2006	
Upstream	◔	◑	Coal mines, LNG integrated project
Procurement	◕	●	Increase scale in medium-term
Trading	◕	●	Consolidate activities for all energy source
Shipping	◑	◕	Direct management of vessels (T/C)
Storage and Logistics	◕	●	Develop logistical activity
Dispatching	●	●	
Risk Management	●	●	
End Use	◔	◑	Develop trading on domestic market

Enel.FTL Capturing Savings and Synergies, as well as Improving Competitiveness

Mission and Objectives

Mission

- Support Enel's core businesses with efficient, physical asset procurement
- Consolidate Enel's position as a skilled and integrated player in the domestic and international fuel markets
- Manage risk in order to mitigate exposure to market volatility

Business Objectives

- Provide competitive supply to the Enel Group's companies
- Develop trading business to maintain scale and margins, adding value for the Group
- Support Enel's gas expansion and exploit opportunities in liberalised markets
- Control strategic energy sources
- Develop shipping and logistics activities
- Implement full coverage discipline to avoid losses

Consolidating Trading Activity

Partnerships

- Capitalise on Enel's position to create synergies
  - MOU Gas Natural (gas)
  - Acquisition of Pragma Energy (coal)
  - JV Glencore and JV Maxcom (oil)
  - JV Premuda (shipping)

Assets

- Control of some strategic energy sources and infrastructure (contract and investment)
  - Coal mine acquisition in Colombia
  - Coal mine pre-financing (Indonesia)
  - LNG integrated project (Qatar, etc.)

Presence

- Establish a presence in key areas (North West Europe, Far East, India, Colombia)
- Market Enel.FTL's brand by leveraging off Enel's already established brand image
- Follow development of new market instruments (e-business)
  - Minority stockholding in Global Coal

Growth Strategy Based on Strong Fundamentals

Enel.FTL's Role in the Group's Gas Business

Enel.FTL
Gruppo Enel

- Upstream
- Purchasing
- Transportation
- Regasification
- Storage
- Dispatching
- Risk Management
- International Trading

Captive

Enel Produzione
- End use for power generation

Enel Trade
Enel Vendita Gas
- Resell to domestic industrial market
- Resell to domestic residential market

Non-Captive

Enel.FTL Gruppo Enel
- Resell to international markets

62

Enel.FTL's Share in the Italian Gas Market

Italian Gas Market


(Billion cm)
73
88
2%
4%
9%
85%
19%
Others
Italenergia
Enel
Snam
2001
2006

- FTL is the second largest physical trader
- Only independent player with direct contracts with producers
- Strong portfolio of gas transportation
- Substantial recognition and business size
- Acquire specific know-how

FTL Price Procurement Advantage


(Index based on procurement cost at national border(1))
100
97
Competitors
Enel.FTL

- Competitive advantage for the Group for both generation and gas sales
- Increase market share

(1) Excluding SNAM

Enel.FTL's Gas Sourcing

Sources and Supply



(Billion cm)
14.0
Snam
6.5
Already contracted (Algeria I, Nigeria)
7.5
2001
19.7
3.9
Under negotiation
6.0
Finalise in 2002 (Qatar (1), Russia)
9.8
Already contracted (Algeria I, Algeria II, Nigeria)
2006
GAS 80%
LNG 20%
2001
LNG 45%
GAS 55%
2006

(1) Via LNG

Procurement Strategy

- Independence from the Italian incumbent supplier
- Security of supply
- Diversification and flexibility

Implications

- Maximise direct contract with producer
- LNG option
- Capture gas value chain

- Control of the procurement cost
- Retention of procurement margin
- Logistics independence
- International trading opportunities

Enel.FTL Gruppo Enel

64

Control of Strategic Resources

Gas

- **Source**
  - Qatar's integrated LNG project in advanced state of negotiation
  - Iran, Egypt and Lybia gas/LNG projects under evaluation
- **Transportation capacity**
  - Expansion of TAG system (Austria)
- **Regasification Terminal**
  - Authorisation procedure ongoing for Vado Ligure, Muggia, Taranto

Coal

- **Acquisition of stakes in mining companies**
  - Bought 30% of Columbia mine (CCC)
  - Possible acquisitions under evaluation (South America, Far East)
  - Target: 40% of expected 2006 volumes (around 8 Mtons)

Orimulsion

- **Project in Venezuela**
  - Participation in an integrated project in Venezuela with Bitor and Enel Produzione (around 6 Mtons/year expected from 2006 onwards)

Enel.FTL Gruppo Enel

Develop Logistics and Shipping Activities

Logistics

- Size: 28 sites with terminals, storage tanks, coal stockpiles, railway junctions)
- Rationalise and fully exploit existing assets

Shipping

- Size: in 2001 23 Mtoe transported by vessels with an estimated value of $ 390 million
- Increase direct management of vessels
- Secure availability of good quality ships

Supply for Captive

- Efficiency and cost reduction

Supply for Trading

- Competitive advantage and synergies

Profit Centre

- Additional revenues

Enel.FTL Adding Value to the Group

2001 Gross Margin Breakdown

100% = Euro 71 million


Shipping and Logistics 7%
Gas 16%
Oil 32%
Coal 44%

2006 Gross Margin Breakdown


Shipping and Logistics 13%
Gas 78%
Oil 2%
Coal 7%

Non Captive EBITDA

(Euro million)


28
120
2001
2006

Enel's Saving in Procurement Costs

(Euro million)


190
210
2001
2006

67

Enel.FTL Gruppo Enel

Financials

(Euro million)	2001(1)	2000	Change
Revenues	5,550(2) brent 24.5 $/bbl	5,837(2) brent 28.5 $/bbl	-5%
EBITDA	50	18	+178%
Net Invested Capital	550	749	-27%
Capital Expenditures	2	-	NM
Headcount	161	94	+71%

(1) Preliminary Numbers
(2) Including non-captive revenues of Euro 63 million for 2000 and Euro 730 million for 2001

Enel.FTL Gruppo Enel

Enel
Trade

Roberto Formigoni

Managing Director

69

Business Overview

- Enel Trade is the company within the Enel Group operating in the liberalised energy markets
- Active both in wholesale trading and in liberalised retail markets

Energy Supplier & Service Provider

Energy Supply

- Power (in Italy and Europe)
- Gas
- Combined offer (Power & Gas)

Products & Energy Services

- Structured products and services to satisfy customer's flexibility needs (e.g. locking in fixed prices for customers) and to manage supply risk
- Energy management for customers

Trading

- Active in wholesale markets in Italy and throughout Europe
- Active participation to virtual power plants (France)
- Cross-border trading

Risk Management through Full Hedging

70

Enel Trade

Business Overview

Wholesaler and Trader in Liberalised European Energy Markets

Leading Strategy in Italy

- Leader in liberalised power market
- 2nd Gas Supplier in 2002

Gas Strategy

- Enel is the 2nd largest gas importer in Italy
- Enel Trade is the 2nd largest outlet

Enel Trade

Risk Management and Sourcing Strategy

- Virtual power plants (with EDF) and direct activity on other European power exchanges (Germany, France, Switzerland, Greece, Slovenia)
- Hedge gas supply through FTL

- Over Euro 70 million EBITDA in 2001 generated out of Euro 10 million of invested capital
- Steep growth expected
  - Eligible customer base enlargement
  - Bundling of power and gas offer
  - International sourcing and trading

Mission

Maintain Leadership in Power Supply to Eligible Italian Customers

Maintain Key Role in the Liberalised Italian Gas Market

Strengthen Presence in the European Energy Trading and Retail Market

72

Maintain Leadership in Power Supply to Eligible Italian Customers

Market Positioning: A Leading Role



100% = 74 TWh

	Share	2001 Volumes(1) TWh/y
Enel Trade	37%	27.7
Edison/EdF	17%	12.6
Lumen/Assoenergia	7%	5.1
EGL	6%	4.1
Energia Italia	4%	3
Dalmine	4%	3
Electra - E.ON	4%	3
Eni Power	3%	2
Alpenergie	2%	1.5
EnBW	1%	1
Municipalities	3%	2
Others	12%	9
		74

	Total Market	Enel Trade Competitive Positioning
2001	~74 TWh	Market Leader
Forecast 2002	85-100 TWh(2)	Maintain Market Leadership
Forecast 2006	~150 TWh(3)	Maintain Market Leadership

(1) Sourcing including losses; autoproduction volumes are not included.
(2) Dependent on the Pool start up date
(3) Includes segment of customers with annual consumption between 0.1 and 1 GWh

73

Enel Trade

Maintain Leadership in Power Supply to Eligible Italian Customers

Overview of the Power Offering

Expected Profitability



EBITDA Growth
EBITDA Margin
300
200
100
2002
2003
2004
2005
2006

EBITDA Growth Expected Due to Larger Volumes Even in Presence of Stable Margins

Competitive Advantage

- **Price Competition**
- **Mitigation of Supply Margin Volatility** (Enel's generation/supply balance)
- **Flexibility** (Large portfolio of power contracts for any consumption profile)
- **Structured Products** (Fully hedged)
  - #1 position in 2001 in Italy
- **Energy Services**
  - Data management
  - Flexibility supply management
  - Energy management
  - Energy consumption optimisation

74

Maintain Key Role in the Liberalised Italian Gas Market

Market Positioning

	Enel Trade	Total Market	Enel Trade Competitive Positioning
2001	0.34 bcm	49.1 bcm[1]	Start up
Forecast 2002	3.0 bcm	50.2 bcm	2nd Player
Forecast 2006	6.5 bcm	52.7 bcm	2nd Player

(1) Industrial and Distributor's consumption, excludes thermal consumption

Maintain Key Role in the Liberalised Italian Gas Market

Overview of the Gas Offering

Expected Profitability



EBITDA Growth
EBITDA Margin
600
500
400
300
200
100
2002
2003
2004
2005
2006

Increase EBITDA Through Both Volume and Margin Expected Increase

Competitive Advantage

- **Price Competitiveness** (due to large contracts of Enel.FTL)
- **Modulation Capabilities**
- **Structured Products** (Fully hedged)
- **Energy Services**
  - Data management
  - Optimisation

76

Enel Trade

Financials

(Euro million)	2001(1)	2000	Change
Revenues	2,030	1,255	+62%
EBITDA	70	66	+6%
Net Invested Capital	10	160(2)	-94%
Capital Expenditures	0	0	-
Headcount	169	133	+27%

(1) Preliminary Numbers
(2) Includes Euro 106m of VAT credit which was paid during 2001

Enel Distribuzione

Networks/Infrastructures

Vincenzo Cannatelli

Managing Director

Business Overview

Shaping Up for More Competition

Enel Distribuzione has Designed its Organisation to Face the Market and Regulatory Challenges



Asset Based
Customer Based
Enel Distribuzione
Network
Regional Areas
Metering
Sales
Back Office
Front Office
Electricity Customers
Enel Distribuzione Gas
Network
Enel Vendita Gas
Sales
Gas Customers

Focus on:
- Asset management
- Quality of service
- Cost efficiencies

Focus on:
- Customer service
- Pricing
- Customer retention
- Cross-selling opportunities

79

Enel Distribuzione

Business Overview

Our Core Assets

Enel's Distribution Network

- Coverage
  - 92% of households
- Customer base
  - 29.9m customers
  - 242 TWh distributed to final customers
  - 168 TWh sold to non-eligible customers
- Network
  - 20,100 km of high voltage lines
  - 1,900 primary sub-stations
  - 329,900 km of medium voltage lines
  - 403,900 secondary sub-stations
  - 706,200 km of low voltage lines

2001 Market Share - Energy Distributed



Municipal Areas to be Disposed 1.5%
Others 14.0%
Enel Distribuzione 84.5% (1)

Total: 286 TWh(2)

(1) As % of energy distributed to final customers
(2) Italian energy consumption

Business Overview

Mandatory Disposal of Our Metropolitan Network

Completing Our Mandatory Disposal

As of 2001

- Rome
- Turin
- Parma
- Trieste

- 6 TWh
- 1 million customers
- Euro 884m of proceeds

Expected 2002

- Milan
- Verona
- Others [1]

- 4 TWh
- 600,000 customers

Average EV/Client of Euro 800 - 1,000

(1) Balance of disposals and acquisitions in minor municipal areas (~ 70)

Business Overview

Impact of Regulatory Reform

Regulated Return

- Currently 7.4% real pre-tax on RAB
- New Regulatory period starts 1st January 2004, presumably based on 2001 actuals
- Enel to retain at maximum 50% of out-performance
- Bonus/Penalty system based on quality of service

Enel is beating the Regulatory formula while raising Quality of Service:

DURATION OF BLACK OUTS AUTHORITY TARGETS (min) (1)

2000	2001	2002	2003
168	152	133	115

Authority Resolution n.228 (29 Nov. 2001)

- Same distribution tariffs for eligible and non-eligible customers

Distribution regulated revenues not affected by the market opening

(1) National weighted average

82

Enel Distribuzione

Business Overview

The Market for Enel Distribuzione



TWh
1999 - 2001 CAGR: 4%
222
236
242
256
Total Energy Distributed by Enel to Final Customers
221
107
59
55
192
77
60
55
168
111
Energy Distributed Only
Energy Sold and Distributed to Final Customers
1999
2000
2001(1)
2006(2)
Households
Commercial & Others
Industrial

(1) Preclosing 2001
(2) Strategic Plan 2002-2006

83

Reducing Cost Base to *"Beat the Formula"*

Headcount Reduction



-20%
-17%
47,841
43,866
38,100
31,700
1999
2000
2001(1)
2006(2)

Customers per Employee



+24%
+21%
634
680
786
950
1999
2000
2001(1)
2006(2)

(1) Preclosing 2001
(2) Strategic Plan 2002-2006

84

Enel Distribuzione

Reducing Cost Base to *"Beat the Formula"*

Cost Reduction

Cash Cost per MWh Distributed

(Euro/MWh)



-14%
-15%
21.8
19.4
18.8
15.9
1999
2000
2001(1)
2006(2)

Cumulated Capex

(Euro million)



7,800
9,500
2,800
5,000
2,000
3,800
3,700
Digital Meters
Quality
Load related + Others
1997-2001
2002-2006(2)

(1) Preclosing 2001
(2) Strategic Plan 2002-2006

85

Enel Distribuzione

Financials

(Euro million)	2001 (1)	2000 (2)	Change
Revenues	20,000 (3)	12,669	NM
EBITDA	3,090	3,263	-5%
Net Invested Capital	9,020	7,313	+23%
Capital Expenditures	1,480	1,457	+2%
Headcount	38,780 (4)	43,866	-12%

(1) Preliminary Numbers - Including Gas
(2) Excluding Gas
(3) Including fuel component
(4) Includes 687 headcount for Gas

Enel Distribuzione

Terna
Gruppo Enel

Sergio Mobili

Managing Director

Business Overview

Terna's Transmission Grid

Terna Owns 94% of National Transmission Grid (NTG)

Network stations	267
# Transformers	546
Transformed Power	98,378 MVA
Remote control centres	3
Lines system length	37,073 km
• 380 kV	9,769 km
• 220 kV	10,135 km
• 150/132kV	17,169 km

Additional 21,000 km HV lines are managed by Terna and owned by Enel Distribuzione



2001
TWh
SWITZERLAND
17.9
AUSTRIA
7.0
SLOVENIA
23.8
FRANCE
25.2
CORSICA
(FRANCE)
0.3
0.5
1.5
GREECE
3.4

Business Overview

Split of Responsibilities Between GRTN (I.S.O.) and Terna



GRTN (ISO)
Guarantees Safety, Reliability and Efficiency
Manage Power Flows
Decide Maintenance Interventions
Identify and Deliberate Network Development
Required to provide connection to other parties
Agreement
- Remuneration
- Service Obligation
Operation
Maintenance
Network Development
TERNA
Network Ownership and Utilisation Under Constraints
Remote Control Management
Monitoring and Technical Conditions Evaluation
Maintenance Execution
Investments Realisation
Network Optimisation

Terna Gruppo Enel

MISSION & STRATEGY

Mission

- Asset management in regulated business
- Core competencies exploitation for new business initiatives in non-regulated business

Strategies

- Ensure Quality of Service
- Efficiency Improvements
- Capital Expenditures Management
- Expansion of Non-Regulated Revenue Stream

Key-factors

- Managerial and technical distinctive competencies
- Continuous innovation
- Organizational structure based on process

Ensure Quality of Service

Ensuring Customer Satisfaction



Year 2000
REE
99.3%
Fingrid
98.8%
Terna
98.6%
98.8% in 2001
NGC
98.6%
Statnett
98.4%

System Availability Aligned With Best International Practices

Efficiency Improvements

Our Initiatives

Core Business Operating Costs Reduction

(Euro million)



in Real Terms
-14% in Nominal Terms
-39% in Real Terms
in Real Terms
-16% in Nominal Terms
309.5
267.0
252.4
236.6
224.0
1997
2001
2002
2004
2006

92

Terna Gruppo Enel

Efficiency Improvements

Key Performance Indicators

O&M Stations Euro/Equivalent Bay(1)



-35%
-31%
-4%
40.8
26.6
18.4
17.7
1997
1999
2001
2006
2000
24.0
18.7
18.8
REE
Statnett
Svenska

O&M Lines Euro/Equivalent Km(1)



-10%
-16%
-19%
2.1
1.9
1.6
1.3
1997
1999
2001
2006
2000
1.4
1.1
0.8
Statnett
REE
Svenska

(1) Includes plant renewals

93

Terna Gruppo Enel

Efficiency Improvements

Enhancing Productivity

Headcount Reduction



(Headcount)
450 units transferred to Terna from Enel Distribuzione
3,458
3,287
3,250
3,001
3,214
3,181
3,087
3,015
2,889
2,816
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Assets Managed by Terna



(Km lines)
About 12,000 km acquired due to GRTN definition
About 21,000 km Enel Distribuzione's HV lines
25,310
37,102
58,073
58,380
58,650
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Capital Expenditure Management

Rationalising Investments



Investments - Depreciation Gap Trend
(Euro million)
205.3
224.7
238.3
251.5
253.3
254.3
258.2
259.2
311.0
103,8
207,2
219.3
97,0
122,3
190.0
82,2
107,8
203.1
80,8
122,3
230.3
72,3
158,0
226.5
78,4
148,1
206.6
73,9
132,6
194.6
63,8
130,8
1997
2000
2001
2002
2003
2004
2005
2006
Grid Development Investments
Other Investments
Depreciation
Investments decided by Terna
Investments decided by GRTN and already assigned to Terna
Additional revenues for Terna

95

Terna Gruppo Enel

Expansion of Non-Regulated Revenue Stream

Non-Regulated Business Development

ROI Improvement



%
0.37
0.76
0.77
0.77
0.77
0.79
0.80

Volume



(Euro Million)
22.8
52.9
56.8
57.0
57.2
61.3
63.7
19.5
3.3
42.4
10.5
44.9
11.8
44.0
13.0
42.2
15.0
41.5
19.8
40.9
22.8
2000
2001
2002
2003
2004
2005
2006
Non-captive revenues
Captive revenues

Services

- O&M High Voltage substations and lines(1)
- Engineering
- Remote control activities
- Realisation and O&M of fibre optic networks

(1) Including Enel Distribuzione's HV lines

96

Terna Gruppo Enel

Regulatory Management

Potential Upside

Return on Capital Fixed by Regulator


Statnett
8.3%
Rete Gas
7.9%
Transgrid
7.5%
NGC
6.3%
Terna
5.6%

Potential EBIT Upside

(Euro million)


248
75
323
2004 EBIT "as is"
Additional return at 7.9%
Potential 2004 EBIT

97

Terna Gruppo Enel

Financials

(Euro million)	2001[1]	2000	Change
Revenues	790	770	+3%
EBITDA	490	477	+3%
Net Invested Capital	3,300	3,196	+3%
Capital Expenditures	190	219	-13%
Headcount	3,214	3,001	+7%

(1) Preliminary Numbers

Enel.Hydro

Rocco Failla

Managing Director

Business Overview

History

- Enel.Hydro was established in February 2000
- It brings together Enel's know-how in hydraulic infrastructure and environmental engineering
  - Turnover 2001: Euro 42 million
  - Headcount 2001 (ye): 318

Key Highlights

- Enel.Hydro is run by an international management team
- Enel.Hydro focuses on standardised practices to ensure quality and efficiency in a market with growing needs

Mission

- Enel.Hydro's mission is to become the Italian leader in the full cycle of water business
  - Continue to bid for tenders in Italy
  - Acquire credentials through selective domestic/international opportunities
  - Ensure efficient start-up for concessions awarded
  - Improve operating efficiency

Comparative Advantages

- Enel Brand
- Capex and opex synergies within the Enel Group
- Enel's financial strength


Structural and Environmental Engineering
Headquarters
Rome
ATO Latina
ATO Sarnese Vesuviano
Calabria Large adduction

Enel.Hydro

Domestic Water Market

Fragmentation of the Italian Market

(Number of operators)



Water cycle management
Water Supply
5,500
Water Distribution
6,200
Sewerage
7,000
Wastewater Treatment
2,000

Low Level of Service

(10^9 cm/year)



7.94
0.61
7.7%
1.53
20.9%
5.80
~ 28%
Water produced
Losses in transportation
Losses in distribution
Water billed

Predetermined Fixed Tariff Growth Since 1994(1)

(ct Euro/cm)



6.6%
5.0%
3.5%
51
85
104
119
1994
2002
2006
2010

Evolution of the Industry Size

(Euro billion)



3.0
5.0
2001
2010

(1) Current Tariff Scheme (so called "CIPE Tariff") based above all on the balance of costs and revenues (with no regard to profit)

Enel.Hydro

Regulatory Framework

- Evolution from predetermined fixed tariff scheme to regulated tariff system
- ATO is the optimised basin of the services, in many cases coincident with the province
- Concessions assigned through auctions overseen by the local authority of each water district
- Maximum duration of a concession 30 years
- Infrastructure owned by the public local entities
  - The rental cost paid to the public local entities included in the tariff
- The tariff is computed in the following way:

$$\text{Tariff} = \frac{\text{Opex + amortisation + 7\%*Invested Capital}}{\text{Water Volume}}$$

- The minimum return is set at 7%, nominal pre-tax, with a potential upside due to opex and capex outperformance

Implementing a Successful Water Strategy

Water Concession Awarded

	Population Served[1]	2002 Expected Volumes (mcm)	Starting Operations	Stake Acquired[2]	Main Partners
Latina	1,100,000	43	June 02	23.5%	Vivendi (40%)
Sarnese Vesuviano	1,600,000	15	June 02	45.0%	Acea (45%)
Calabria[3]	1,900,000	262	March 02	45.0%	AqP (55%)

Future Main Steps

- Enel.Hydro plan to be awarded one out of three concessions to be tendered (possibly as sole operator)
- A selective acquisition strategy will facilitate Enel.Hydro in:
  - Earning credentials in order to participate in upcoming tenders
  - Allowing efficient start-up for concessions won
  - Improving efficiency through standardisation processes

(1) Includes residents and non-residents
(2) Privatised portion only
(3) Large adduction

ATO (Water Districts) Outlook

6/8 ATOs Tenders Foreseen in 2002

(Number of ATOs)


89
41
35/37
6/8
5 (1)
Estimated Total
Not yet established
Established
To be tendered in 2002
Awarded

(1) Since 1994

Enel.Hydro

Acquisition Strategy

- In Italy, limited acquisition opportunities for assets are currently available:
  - Negotiations for AQP acquisition have been halted
  - Other asset opportunities are either not available or of limited size
- Acquisitions abroad have been examined in the past and could be implemented in the future
- However, a significant international acquisition is not justifiable for the sole purpose of building credentials for domestic bidding and therefore must make financial sense on a stand-alone basis
  - Must meet Enel's target returns
  - Should increase the profitability in domestic market
  - Should represent a platform for further international growth

Enel

Distribuzione

Energy Supply

Vincenzo Cannatelli

Managing Director

Business Overview

Shaping Up for More Competition

Enel Distribuzione has Designed its Organisation to Face the Market and Regulatory Challenges



Asset Based
Customer Based
Enel Distribuzione
Network
Regional Areas
Metering
Sales
Back Office
Front Office
Electricity Customers
Enel Distribuzione Gas
Network
Enel Vendita Gas
Sales
Gas Customers

Focus on:
- Asset management
- Quality of service
- Cost efficiencies

Focus on:
- Customer service
- Pricing
- Customer retention
- Cross-selling opportunities

/07

Business Overview

Impact of Regulatory Reform

Market Liberalisation

- Currently, eligibility threshold set at 9 GWh (1 GWh to enter consortia)
- Customers with an annual consumption over 0.1GWh will become eligible after 90 days from the sale of the last Genco
- EU proposal, currently under discussion, might accelerate market opening



Depending upon EU proposal
Consumption thresholds
> 1 GWh
>0.1 GWh and <1 GWh
< 0.1 GWh
100%
100%
100%
100%
100%
47%
47%
59%
78%
100%
53%
53%
41%
22%
2001
2002
2003
2004
2005
Potentially Eligible Market
Captive Market

108

Enel Distribuzione

Increasing Customer Focus

Enel Distribuzione

Market Segment	Mass Market	Small Business	Mid Business	Large Accounts
Proposition	Simple Tariff	Customised Tariff	Customised Tariff	Enel Trade
Channels	Indirect	Indirect	Direct	
Key Capability	Customer Relationship Management	Customer Relationship Management	Relationship	
No. of Customers (1)	~ 23.4 million	~ 6.4 million	~ 160,000	
% of Energy sold by Enel Distribuzione (1)	41%	32%	27%	

(1) Preclosing 2001

109

Increasing Customer Focus

Commercial Activity

Focus the Commercial Network on Different Customer Segments

Contact Centre

- A national call centre ("800" number)
- Completed by March 2002
- 2,500 people employed
- Target: 2,500,000 commercial transactions per month

Corner Enel

- 1,000 "Corners" in 2001; 2,500 targeted for 2005
- 20,000 commercial transactions per month; more than 150,000 per month targeted by 2005

Internet

- A totally renewed and more flexible web-site to be completed by May 2002
- Personalised access by customer segments
- Online payments
- Updated information on billings and services
- Target: 25,000 transactions per month

Account Managers

- 240 professionals in 2001 dedicated to mid-business customers

Offering an Integrated Service

Enel Distribuzione's Position in the Gas Chain


Generation & Import
Transportation & Storage
Procurement & Trading
Distribution
Sales
Enel.FTL
Enel Trade
Enel Distribuzione Gas
Enel Vendita Gas
Generation Plants
Industrial Customers
Retail Customers

///

Enel Distribuzione

Offering an Integrated Service

Evolution in the Gas Market

- 670,000 customers(1) through the acquisition of approximately 30 local companies
- 950,000 customers(2) through acquisition of Camuzzi

	Players	Mm^3	Customers
1	Gruppo Italgas	8,100	5,340,000
2	**Camuzzi Gazometri**	**1,678**	**950,000**
3	**Enel Gas**	**1,323**	**670,000**
4	AEM-Milano	963	846,000

Enel will be the second largest Italian operator in the gas sector by number of customers, with a market share of 11%


Camuzzi
Enel Gas
Both Enel Gas and Camuzzi

(1) As of 31 December, 2001
(2) In 2002

112

Enel Distribuzione

Offering an Integrated Service

Our Gas Strategy



2001
2002
2006
Customers captured from competitors in free market
Customers ('000)
Gas (bcm)
670
1,650
2,300
1,3
3,0
3,9

Leveraging the Basics	Developing Our Presence	Consolidating Our Market Position	Increasing Market Share	Leveraging Off Our Position of Strength
• First small scale acquisition in 2000	• Selected customers' clusters	• Integration of gas subsidiaries into one legal entity • Prepare dual fuel offer	• Development of a competitive integrated energy offer	

113

Enel Distribuzione

Offering an Integrated Service

Potential Synergies to be Developed

	Source of Synergy	Status
• **Gas Procurement Scale Economies**	• Gas contracts (3bcm of consumption)	• Enel.FTL gradually replacing third party supply cost advantage • Economies of scale in gas procurement
• **Integration Among Gas Distribution Companies** • **Synergies with Enel Distribuzione**	• Personnel organisation • Procurement and logistics for spare parts • Infrastructure	• Advantages of integration among gas distribution companies can be fully exploited following the acquisition of Camuzzi • Implementation of operating synergies between gas and electricity distribution currently under analysis
• **Commercial Synergies**	• Sharing of marketing channels • Single Billing • Dual fuel offer	• Long term plan must take in consideration the evolution of regulation

Offering an Integrated Service

Digital Meters: the Installation Plan

- **Technology:** Enel's Proprietary Technology
- **Manufacturing:** 2 suppliers in Italy and China (expected to increase)
- **Installation:** 20% insourced in Enel Distribuzione
  80% outsourced through Enel.si

Installation Plan (Starting by September 2001)

	2001	2002	2003-2004	Total
Meters installed ('000)	150	~ 8,000	~ 22,000	~ 30,000
Capex (Euro m)	22	~ 600	~ 1,400	~ 2,000

Offering an Integrated Service

Digital Meters: A Flexible Platform

Systems and Processes that Position Enel Ahead of the Game


Enel Distribuzione
TLC
Server
Network
WIND
Enel.it
Enel.si

- Telecom services
- System development
- Installation

- Technology is first of its kind globally
  - Flexible
  - Low cost
  - Plug & Play
- Customer focus: from tariff rigidity to customised tariff
- Delivering value
  - Marginal cost for serving clients (change of tariff/contract)
  - Operational efficiency (remote metering)

Offering an Integrated Service

Developing New Value Added Services

Evolution of Customer Needs



Services
Content
Infrastructure
OTHER FUTURE SERVICES
VOD
ENTERTAINMENT AND LEARNING / OTHER
AOD
Video learning
Video Medicine
COMMUNICATION
Video communication
Video conference
News/ information
SECURITY
Video - control
Antitheft devices
Personal alarm
Video house-phone
Fire prevention systems, gas detectors,...
Attendance to elderly, kids,disabled
Accident prevention
Temperature and damp control
Device Control, metering
Low
High
Bandwidth Need

117

Enel Distribuzione

Enelpower

Luigi Giuffrida

Managing Director

Business Overview

From In-house Engineering to World Class Energy Engineering and Development

- Track record as EPC contractor in the whole range of power generation and transmission technology:
  - 49,000 MW of thermal and of hydroelectric plants
  - 25,000 km of HV transmission lines
  - More than 150 HV substations
  - 11,000 MW of environmental revamping
- Since 1999, Enelpower has developed a dual role of EPC and developer/investor, offering services also to non-captive customers
  - Euro 614m of non-captive new orders awarded in 2000
  - Project Development: 30-year concession BOT for 1,050 km HV transmission line obtained in 2000
  - EPC: Euro 1,186m of non-captive new orders awarded in 2001
  - Pipeline Project Development: a second transmission line concession BOT closed in February 2002


DEVELOPER
ENELPOWER
EPC
GENERATION
TRANSMISSION
HYDROELECTRIC
THERMOELECTRIC
LINES
SUBSTATIONS

- **Leverage off Enel Group's assets and expertise to create synergies**
- **Fully hedged and low risk business plan**

Enelpower

Enelpower's International Presence



UK
ITALY
BULGARIA
UZBEKISTAN
GREECE
QATAR
SAUDI ARABIA
BRASIL
TURKEY
UAE
ALGERIA
LAOS
MEXICO
OMAN
LIBYA
PD + EPC
EPC
PARAGUAY

- Low, diversified country risk
- Order portfolio fully funded and fully hedged

Enelpower

Broad Strategic Portfolio - EPC Projects

- Backlog for 2002 amounting to Euro 2,900m (40% Enel Group, 60% Third Parties)
- Major projects include:

Italy

Enel Group

- **La Casella** (Enel Produzione) – Thermo CCGT – 1520 MW
- **Porto Corsini** (Enel Produzione) – Thermo CCGT – 760 MW
- **Priolo** (Enel Produzione) – Thermo CCGT – 740 MW
- **Italia** – Grecia link cable (Terna – Italy & Greece) – 500 kV

Third Parties

- **Ostiglia** (Endesa) – Thermo CCGT – 1140 MW
- **Sermide** (Eurogen) – Thermo CCGT – 1120 MW
- **Cassano 2** (AEM Milano) – Thermo CCGT – 380 MW
- **Ponti sul Mincio** (ASM Brescia) – Thermo CCGT – 380 MW

Other Countries

- **Jebel Ali** (Dubai) – Thermo CCGT – 840 MW
- **Ras Laffan** (Qatar) – Thermo CCGT – 800 MW
- **Ballylumford** (UK) – Thermo CCGT – 600 MW
- **Barka** (Oman) – Thermo CCGT – 427 MW

Broad Strategic Portfolio - Project Development

Project Development

TSN and NOVATRANS

- 1,050 and 1,200 km HV transmission lines, 30-year BOTs in Brazil with total costs of Euro 806m with limited recourse project financing for Euro 575m

Project Pipeline

Central & Latin America

- Thermoelectric Greenfield IPPs in Brazil, Paraguay & Mexico

North Africa

- Thermoelectric IPP in Algeria

Greece & Turkey

- Thermoelectric IPP obtained in Greece and other opportunities in the area under evaluation

Balkans

- Hydroelectric Greenfield / Brownfield projects in Bulgaria

Other Areas

- Thermoelectric opportunities being studied in ex Soviet Union and Far East

Enelpower as a Systems Developer

Investment Criteria

Geographic

- Focus on Europe, Latin America, Africa and Middle East

Economic

- Cover cost of capital (including country risk) + 200 bps

Projects

- Transmission lines, Hydroelectric, Thermoelectric, Brownfield, Greenfield

Enelpower Role

- Main developer or co-investor with established, reputable developers
- With Greenfield or Brownfield EPC

Hurdle Rates for Investments

Returns by Geographic Area	Equity IRR
Euro Area	9-10%
East Europe	14-15%
North/Central America	9-13%
North Africa	13-15%
Middle East	13-16%
Latin America	15-19%

Financials

(Euro million)

	2001(1)	2000	Change
Revenues	1,080	531	+103%
EBITDA	50	35	+43%
Net Invested Capital	20	(114)	NM
Capital Expenditures	60	-	NM
Headcount	932	961	-3%

Enelpower

(1) Preliminary Numbers

Enel.si

Luigi Tedone

Managing Director

Business Overview

- *Enel.si* offers electrical installation services and products to the Italian mass market and business customers
  - Safety (gas detectors, surveillance systems)
  - Comfort (air conditioning and heating systems)
  - Energy saving solutions (consumption monitoring and solar plants)
  - Home automation systems
  - Technical Global services and Energy services to business customers
- *Enel.si* mission is to become the market leader in electrical maintenance and installation through a franchise network formed by 2,500 outlets
  - Currently present in the territory with 700 franchisees (4% market share)
  - Our target is to reach 2,500 by 2004 (15% market share)
- The franchise network can be used to sell other Enel Group's services and products creating significant synergies
  - Main contractor of the Digital Meter (26 million to be installed by 2004 out of a total of 30 million)
- Euro 2.3 million of EBITDA generated in 2001



● Account Manager Enel.si

Mass Market	2,500 Enel.si Franchisees
Business Customers	2,500 Enel.si Franchisees Account Manager Enel.si

126

Enel.si

Market Overview

Italian Electrical Maintenance and Installation Market

Supply

- Very fragmented market
  - 48,000 companies
- Very competitive business


One - person business 44%
From 2 to 5 employees 40%
From 6 to 19 employees 14%
Over 20 employees 2%

Demand

- Currently, over Euro 20 billion are spent on construction and maintenance of civil and industrial plants in Italy
- CAGR expected to be 7% for 2002-2006
- Over 30 million clients


Households 26 million clients
Small services & businesses 4.2 million clients
Business services and public administration 0.2 million clients

127

Enel.si

Become the Leader in Electrical Maintenance and Installation

Competitive Advantages

Accessibility

- 24-hour call centre
- Local presence with 2,500 franchise shops
- Portal (display of offers and outlets)

Quality of Service

- Technical and commercial training of franchisees
- Efficient response time to customers' requests
- Focus on safety (special attention to safety regulations)

Transparency

- Clear price schemes (detailed and standardised quotes)
- Timing of execution
- Surveys to monitor customers satisfaction

Innovation

- State-of-the-art technical content of services and products
- New services (solar plants, domotic)

Become the Leader in Electrical Maintenance and Installation

Dense Penetration of National Market

- Network of franchises each run by at least 5 qualified professionals
- National brand “Enel.si”
- Homogenous national offer of products and services
- Client database managed by Enel.si
- Online training
- Dedicated technical and commercial help desk



Create Synergies with Enel Group Companies

Enel Distribuzione
- Installation of new digital meters
- "QuiEnel", a corner for Enel Distribuzione
- Outsourcing of technical work

Sei Gruppo Enel
- Global energy services for Enel's buildings

Enel.si

WIND
- Construction and management of grid infrastructure plants

Enel Trade
- Energy management
- Cogeneration

EnelGreenPower / **Conphoebus Gruppo Enel**
- Solar electrical plants (photovoltaics)
- Solar thermal plants (solar panels)

Strategically Positioned to Create Synergies for the Enel Group with its 2,500 Outlet Network

Strong Growth Potential

Financials Trend

(Euro million)



830
Revenues
160
EBITDA
(19%)
1.000
900
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Franchisees



3.000
2.500
2.000
1.500
1.000
500
0
600
1.200
2.000
2.500
2001
2002
2003
2004

Financials

(Euro million)	2001(1)	2000	Change
Revenues	37	7	NM
EBITDA	2	(1)	NM
Net Invested Capital	(1)	(2)	NM
Capital Expenditures	-	-	-
Headcount	156	61	+156%

(1) Preliminary Numbers

132

Enel.si

So.l.e.
Gruppo Enel

Giuseppe Nucci

Managing Director

Business Overview

- So.l.e, spun off by Enel Group in 1999, provides public lighting to over 5,500 municipalities throughout Italy
- Leader in Europe in public lighting, ahead of EDF subsidiary (Citelum)
- Its mission is to:
  - Maintain position as leading provider of urban lighting
  - Develop innovative products, patented by So.l.e., and new services, such as:
    - Video communication (e.g. multimedia screen-works)
    - Telecommunication (e.g. webtowers)

2001 Market Share


80%
So.l.e.
20%

Territorial Organisation


Headquarter

- 50 Branch Offices
  - 10 Regional Offices (●)
  - 40 Sub-Units

A company with
- 21% Revenue growth (1998-2001), expected to increase in the coming years
- Over Euro 30 million EBITDA generated out of invested capital of only Euro 23 million

134

So.l.e. Gruppo Enel

Business Overview

Increasing Market Share

Number of Municipalities Served



2001-2006 CAGR: +1%
6,000
5,000
4,000
4,500
5,460
5,500
5,800
1999
2000
2001
Forecast 2006

Number of Street Lights



Market Share
17%
19%
20%
25%
(thousands)
2001-2006 CAGR: +8%
3,000
2,000
1,000
0
1,340
1,521
1,661
2,400
1999
2000
2001
Forecast 2006

Steady Increase in Market Share Above Market Growth

135

So.l.e. Gruppo Enel

Business Overview

Sales


(Euro million)
1998-2001 CAGR: + 21%
62
70
90
109
1998
1999
2000
2001

EBITDA


(Euro million)
1998-2001 CAGR: + 30%
14
19
30
31
(23%)
(28%)
(EBITDA Margin)
1998
1999
2000
2001

EBITDA of Euro 31 Million in 2001 Generated Out of Euro 23 Million of Invested Capital

136

So.l.e. Gruppo Enel

Securing Growth from a Unique Expertise

Core Business | **New Products and Services**

Urban Lighting Services | **Public and Artistic Works**



Revenue Growth
New Concessions
Integrated Offering
2001
2006
Revenue Growth
High Demand
Restructuring of Public Lighting
Special Projects for Artistic Lighting
2001
2006
Revenue Growth
Municipalities
Mobility Meeting Points (e.g. airports, shopping malls)
Entertainment
2001
2006

Exploring Growth Opportunities in our 3 Business Areas

137

So.l.e. Gruppo Enel

Developing New Products and Services

Overview of New Businesses

Multimedia Screenworks (Patented by So.l.e)

- Information and images projected onto highly visible displays, with real time remote control, provided throughout urban centres
- Network of multimedia screenworks installed: 3,498

Creation of National and Dedicated Network

- Municipalities: Rome, Milan
- Airport Circuit: Rome, Venice
- Private: large distribution
- Entertainment Circuits: "sale Bingo"

Strategic Partnerships

- Negotiation with partners:
  - Advertising agencies: *Viacom/System (Il Sole 24 Ore)*
  - Content providers: *Il Sole 24 Ore*

Developing New Products and Services

Overview of New Businesses

Web-Towers (Patented by So.l.e)

- Artistically designed towers, containing technical equipment, erected throughout urban areas in order to serve different functions:
  - Public lighting
  - Communication, such as BTS antennas
  - Other services, such as
    - ATMs
    - Public telephones
    - Outlets
- Network of Webtowers:
  - Installed: 4
  - Agreed under contract: 305

Agreements with Mobile Operators	H3G Siemens
Agreements with Local Authorities	Municipalities

Financials

(Euro million)	2001[1]	2000	Change
Revenues	109	90	+21%
EBITDA	31	30	+3%
Net Invested Capital	23	22	+5%
Capital Expenditures[2]	6	3	+100%
Headcount	350	294	+19%

(1) Preliminary Numbers
(2) Net of reimbursements from public authorities

Sei
Gruppo Enel

Renato Iodice

Managing Director

Company Overview

SEI's Mission is to Reduce Enel's Overhead Costs While Increasing Market Value of Property and Freeing Up Business Opportunities in Facility Management & Services with Strategic Partnerships

Real Estate[(1)]

- Euro 2.6 billion of Asset Value
- 1,500 business Real Estate units (3.0 million m^2)
- 5,500 residential Real Estate units (1.1 million m^2)

Corporate Car and Equipment Renting

- Italian market leader in car and equipment rentals
- Fleet of 75,000 rental cars[(2)]
- Rental of 4,000 equipment

Sei Gruppo Enel

Project Engineering

- 18,000 "open space" positions completed
- 25 Contact Centres completed
- Euro 150 million investments in 2001

Facility Management

- 1 million m^2 served

Logistics

- 18 centrally managed logistic platforms for Enel Group

(1) Includes Dalmazia Trieste, Immobiliare Foro Bonaparte and Immobiliare Rio Nuovo
(2) This represents 100% of the cars, SEI owns a 49% interest in the JV

Company Overview

Sales (1)



Facility Management 27%
Logistics 10%
Other 1%
Real Estate & Project Engineering 42%
Car Rental 20%

Total Sales: Euro 545 million

Customer Base (1)

- Enel 79%
- WIND 10%
- Non-captive 11%

Personnel (1)



Wind Outsourcing 1%
Overhead Structure 19%
Car Rental 1%
Logistics 22%
Facility Management 30%
Real Estate & Project Engineering 27%

Total Headcount: 1,128

Personnel Reduction



1,507
1,334
1,128
900 (2)
1999
2000
2001
2006

(1) Preclosing 2001
(2) Considering the current portfolio of assets

Sei Gruppo Enel

143

One of the Leading Real Estate Operators in Italy

Real Estate Portfolio


Book Asset Value
(Euro Million)
1,800
320 (1)
2,120
270(2)
233(2)
2,623
Sei
Dalmazia Trieste
Total without JVs
Immobiliare Foro Bonaparte (49%)
Immobiliare Rio Nuovo (49%)
Total

- **Immobiliare Foro Bonaparte,** with ACP (Sei 49%) ▶ Strategic development vehicle
- **Immobiliare Rio Nuovo,** with DB (Sei 49%) ▶ To be disposed of

(1) Residential Real Estate only
(2) Includes only 49% of Book Value

144

Sei Gruppo Enel

One of the Leading Real Estate Operators in Italy

(Euro million)		Book Value	Investments 2002 - 2006	Market Value	Value Creation	Comment
SEI Portfolio	Development Projects	150	300	600	150	• At least 30 sizeable properties already identified • Total IRR of 13%
	Disposals	400(1)		500	100	• Non strategic assets throughout Italy already identified to be disposed of over the next three years • Quickcasa portal represents an innovative disposal vehicle
Open Market	Acquisitions/ Restructuring		600	700	100	• Leverage on core competencies to exploit market opportunities as they arise • Currently 3 large bids under evaluation • Target IRR of 10%

(1) Of which more than Euro 300 million are residential properties owned by Dalmazia Trieste

QuickCasa Portal

The Only Italian Internet Portal Performing On-line Sales for Real Estate Property

- 200 buildings sold from July 2001 (Euro 30 million)
- Euro 500 million expected sales
- 11,000 monthly single viewers
- 160,000 monthly page views


QuickCasa
chi siamo
contattaci
per l'inquilino
consigliaci
vai a Enel
Dai luce ai valori del mercato
Chiedilo a Quicky
Vetrina
In arrivo
QuickCasa per me
Acquista
Mutui
Tools
Domanda all'esperto
Rubriche
News
Inserisci
Vai all'immobile
Go!
Nickname
Proposte dalla vetrina
sulle Alpi
in Valle d'Aosta
in Lombardia
in Veneto
in Trentino Alto Adige
Immobili in vendita
Tra non molto...
...ancora per poco
Mentre cerchi casa...
Hai dubbi su Casa&Fisco?
Sei curioso sulle ultime novità della casa Hi-tech?
Vuoi delle "dritte" per ristrutturare la tua casa?
Allora consulta le nostre rubriche!
E se vuoi una consulenza personalizzata scrivi ai nostri esperti legali e fiscali.
Trova l'immobile
come lo vuoi
sulla mappa
acquista
Sms
Max 320 caratteri
Messaggio:
Prefisso: Numero:
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Città:
(seleziona)

146

Sei Gruppo Enel

Other Businesses

	Logistics	Car Rentals	Facility Management
Contribution to Enel's Group	• Efficiency enhancement for the Group (Enel Distribuzione)	• Low cost supply of car fleet thanks to large portfolio	• Full integrated and low cost services complementing real estate
Development of Non-Captive Market	• Currently not strategic, to be evaluated in the context of leading partnerships	• Already developed (e.g. Poste, IBM, RAI, Goodyear)	• Currently not strategic, to be evaluated in the context of leading partnerships
Key Achievements and Partnership Strategy	• One centralised warehouse system, recently organised around 18 platforms • Partners currently under evaluation	• Leasys, JV with Fiat Auto (Sei 49%)	• CTS, JV with Mitsubishi for air-conditioning (Sei 50%) • Other partners currently under evaluation

147

Sei Gruppo Enel

Financials

(Euro million)	2001(1)	2000	Change
Revenues	545	617	-12%
EBITDA	180	197	-9%
Net Invested Capital	1,990	2,265	-12%
Capital Expenditures	155(2)	147	+5%
Headcount	1,128	1,334	-15%

(1) Preliminary Numbers
(2) Does not include investments on assets transferred to joint ventures

148

Sei Gruppo Enel

Enel.it

Gianluigi Di Francesco

Managing Director

Business Overview

- Enel.it, set up in 1999 is one of the leading operators in the Italian Information Technology Market
- Valuable IT Infrastructures
  - 54,000 interconnected workstations
  - 3 data processing centres (more than 5,000 MIPS and 85,000 SAPS)
  - 5,100 servers (enterprises and distributed) 1,100 LANs
  - Terrestrial and satellite WAN

Strong Network with Achievable Growth Targets



Data Processing Center
Territorial Offices

2001 EBITDA of ca Euro 200 Million, Currently Almost Entirely Captive

Business Overview

- Enel.it's mission is to expand substantially in the non-captive market (44% of revenues in 2006) as well as to create synergies for Enel Group by introducing innovative products and services
- Enel.it provides innovative tools which increase its customers' efficiency and competitive advantage:
  - Consulting (IT Strategy, IT driven software reengineering, organisational alignment & training)
  - System integration & customising
  - Outsourcing (facilities and desktop management)
  - Strong synergies to Enel Group subsidiaries from improvement of operating processes such as e-procurement, CRM, enterprise management, facility & desktop management, *Speedpost*
- Customer focused organisation:
  - Specialised call centre (one nationwide number, over 90% of technical assistance provided on line)
  - 29 assistance centres
  - Local presence (more than 10,000 sites served throughout Italy)

Business Overview

Range of Products and Services

		Target Markets
e-Solutions	Web TV, e-Learning, e-Procurement, portals, e-Health, e-Security	Public Administrations, Financial Institutions, Utilities
Customer Relationship Management	Contact Centre, Operational Marketing/Sales Force Automation	Utilities
Utilities Solutions	Market Support, Operation & Maintenance, Network Development & Management	Utilities
Enterprise Management	SAP (projects & ASP services), Business Intelligence (data warehouse, management information system, balanced scorecard)	Utilities, Industrial and Services
Outsourcing	Facility Management, Hosting/Housing Desktop Management, "Speedpost"	Utilities and Services, Public Administrations, Financial Institutions

Solution, Design and Implementation Supported by 13 Competence Centres

152

Enel.it

Introducing Innovative Products & Services

Maximise the Use of Existing Electricity for Data Management

Our Role in Making the Digital Meters Work


Call Centre
Work Order Management
Installer
Automatic Meter Management System
Access Server
TLC network
(TCP/IP)
Digital Meter

- Work Order Management
- Automatic Meter Management (replacement, alteration, termination, meter reading and trouble management)
- Replacement support system (scheduling, work order management, procurement management)
- Palm PC (electronic meter installation support): palm PC with a protective shell, optical plug, digital camera, direct connection to central systems

Introducing Innovative Products & Services

Power Line Communication


Customer
Last mile
TLC network connections
PC
IP Backbone
Secondary cabinet
Optical fibre
Wireless
Dedicated circuit
Repeater
Cabinet
Customer Modem
Building gateway
Modem Master

- New, innovative broadband data transmission channel
  - Internet access, e-commerce, Web-TV
  - Teleworking and teletraining
  - Indoor networks with no extra cabling
  - New communication paradigms

VAS - Gateway for Domotic


VAS Server
Front End Interface
Comfort & Convenience
Safety & Security
Entertainment

- Appliance monitoring and repair services
- SMS
- Public utility message and local advertising
- Energy management
- Security services
- Home comfort

154

Enel.it

Financials

(Euro million)	2001(1)	2000	Change
Revenues	450(2)	301	+50%
EBITDA	200	134	+49%
Net Invested Capital	90	146	-38%
Capital Expenditures	160	146	+10%
Headcount	1,392	1,401	-1%

(1) Preliminary Numbers
(2) Including Euro 28 million of non captive revenues

155

Enel.it

WIND

Tommaso Pompei

Chief Executive Officer

156

Wind Highlights

- Wind has quickly gained significant presence in an attractive market...
- ...achieving a record growth among other new entrants.
- An extensive and advanced network has already been deployed...
- ...allowing Wind to further exploit benefits from its integrated, convergent approach...
- ...and to improve the quality of its customer base.
- The integration of Infostrada is ahead of schedule
- Wind benefits significantly from the support of its strong shareholders...
- ...and is on track for its IPO - subject to market conditions - ...
- ...with a clear set of strategic objectives...
- ...having achieved EBITDA break-even in 2001...

Wind is Europe's Most Successful New Entrant

Wind Quickly Gained Significant Presence Across All Telecom Segments

Mobile SIMs


Blu
3%
OPI
34%
TIM
47%
WIND
16%

Total market: 51.3 mn lines

Internet Registered Subscriber


Tiscali
20%
tin.it
21%
Other
24%
WIND
35%

Total market: 25.6mn reg. subscribers, of which 12.7 active user

Wind Lines Equal to App. 26% of Telecom Italia Total Lines

Fixed Lines (Excluding TI)


Other
5%
Tiscali
11%
Tele 2
18%
WIND
66%

Total market: 10.4 mn lines

Portal Page Views on Top 5 Properties


Dada
12%
WIND
30%
MSN
17%
Yahoo!
17%
SEAT
TIN.it
24%

Total monthly page views of top 5 properties: 1.7bn

Source: Wind estimate, Nielsen Ratings

158

WIND

... In the Attractive Italian Telecom Market

Growth of European Telecom Markets

(2001-2004 Average Growth %)



4.9%
3.2%
2.8%
2.1%
2.0%
Italy
Spain
Germany
France
UK

Source: IDC

Mobile

- Europe's 2nd largest market
- Most profitable mobile industry in Europe
- Comparatively Low UMTS license cost
- Mobile Number Portability is expected to increase new entrants' access to high-end market segments by mid 2002

Fixed

- Lower tele-density rate of 50% compared to Western Europe average of 60%
- ULL already available will increase significantly in 2002 and onwards

Internet

- Penetration levels about 2/3 of Western European countries such as Germany and UK
- High mobile penetration will drive wireless broadband access

The Italian Telecom Market has Favourable Dynamics and Above Average Growth

159

WIND

Wind Has Achieved Record Growth...


Mobile
Fixed
Internet
Number of SIMs
1.3
4.9
7.9
Number of Customers
2.7
2.1
0.6
5.4
3.4
2.0
7.0 (2)
Number of Registered Users
1.6
4.6
3.9
0.7
9.0
1999
2000
2001
1999
2000
2001
1999
2000
2001
WIND
WIND
INFOSTRADA
WIND
INFOSTRADA

Share of Net Adds	14%	30%	34%	n.a.	61%(1)	62%(1)	39%	27%	43%

Wind Outperformed Other New Operators in All Segments

(1) On OLO (Other Licensed Operators), consumer market
(2) Aggregate Wind and Infostrada

160

WIND

...and is Now a Unique Player in the TLC Market



Wind Timeline
Number of lines
Time
Mar 99
Launch of fixed and mobile services for consumer customers
Aug 99
1 million
Nov 99
Launch of Free Internet
2 million
Jan 00
Launch of *local calls* via Indirect Access
Sep 00
Launch of Carrier Pre-selection Service
5.3 million
Oct 00
Acquisition of UMTS licence
6.1 million
Feb 01
ULL first operator
Launch of GPRS Corporate
Mar 01
Acquisition of Infostrada by ENEL
Apr 01
Launch of GPRS Consumer
May 01
Launch of ADSL Consumer
Jul 01
Contribution of Infostrada to Wind by ENEL
10 million
19.5 million
Dec 01
Closing of the Euro 7bn loan
23.8 million

Wind Couples Size with the Time-to-Market and the Flexibility of a New Operator

161

WIND

Wind Has Already Deployed an Extensive and Advanced Network



- Mobile coverage at 94% of population as of December 2001
- Nearly 5,700 BTS (Base Transmission Stations) for mobile installed
- Fixed and Internet: 100% population coverage in Carrier Preselection
- More than 620 points of interconnection with Telecom Italia
- 18,000 km of backbone fibre optic cable
- More than 2,300 km of fibre optic MANs
- ~25% of population addressable for ULL by year end 2002

Wind is the Only Infrastructure Based Competitor to the Incumbent
Wind has Shown Strong Execution Skills

162

WIND

Wind Benefits from its Integrated, Convergent Approach



Other Networks
Shared Interconnect Costs
Indirect Access
Shared Customer Operations
Shared Switching Centres
GSM Network
Shared Backbone Network
Shared Intelligent Network
Access Networks
Shared Network Management
Shared IT Management

Sharing of Network, Billing, Customer Care and Operations Brings Long-term Cost and Capex Benefits
Extensive Fixed and Mobile Customer Base Allows for Higher On-Net Traffic and Lower Interconnection Charges

163

WIND

Wind Benefits from Its Integrated, Convergent Approach

Fixed Lines (Consumer)

December 2001


0.9
1.3
2.2
Fixed Only
Convergent
Total

Mobile SIMs (Consumer)

December 2001


5.2
2.1
7.3
Mobile Only
Convergent
Total

- **Approximately 60% of Wind fixed customers (excluding Infostrada) also subscribed to Wind mobile**
- **Approximately 30% of mobile Wind SIMs belong to customers of Wind fixed**

- **Wind is Leveraging on Infostrada's 4.5 Million Residential Customers and 0.9 Million Corporate Customers to Boost Mobile Market Share and Revenues**
- **40%+ of New Corporate Mobile Subscriptions Comes From Former Infostrada Customers in IVQ 2002**

164

WIND

...and is Improving the Quality of its Customer Base - mobile

Wind Mobile ARPU vs Competitors

% of Competitors' ARPU, 2001



Δ ARPU
Δ Pricing
Δ Usage
-30%
22-25%
5-8%

Trend in Mobile Avg Price Per Minute

Consumer - Feb 01-Jan 02



+4%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan

Leveraging on
- Improved Quality of Mobile Network
- Reduction of Price Differential vs Competitors
- Mobile Number Portability and "Unlocking" of TACS Customer Base
- Increase in Mobile Data Revenues

165

WIND

...and is Improving the Quality of its Customer Base - fixed

Wind Fixed Consumer ARPU

Relative to Carrier Selection ARPU, Jan 02


6.5x
2.2x
1.0x
CS
CPS
ULL

CPS and ULL to Increase Usage, and Address Customers' Total Spending

166

WIND

The Integration of Infostrada is Ahead of Schedule


Sales & Marketing
Integration of sales channels
Beginning of cross selling on corporate and consumer customers
Service provisioning and assurance integration
Full integration of product offering
Full integration of customer databse
Network
Integration of Network Databases
Interconnection of metropolitan area networks
Shared use of unbundling sites
Integration of network backbone
IT & Customer Care
Selection of platforms
Architecture integration
Call centres integration
Migration of customer base on new integrated platform
Jun 2001
Dec 2001
Jun 2002
Dec 2002

Key Operational Integration Milestones are Successfully Met

167

WIND

The Integration of Infostrada is Ahead of Schedule



CEO
Finance Control and Staff
Telco Division
Internet & Multimedia Division
Develops and packages internet-related content and services, to be marketed via Consumer and Corporate Business Units
Market and sale TLC **and** internet related products
B. U. Consumer
B. U. Corporate
Network
IT
Customer Care and Billing

New Corporate Structure Underpins Principles of Customer Orientation, Accountability and Simplicity

168

WIND

Wind is Progressively Achieving the Expected Synergies

Net Present Value of Potential Merger Synergies, 2001-2005, including Continuing Value

(Euro billion)



Assumed 1mn incremental mobile users from cross selling in 5 years
60k consumer sim sold in last two months 2001; additional 350k budgeted in 2002
2000 FTE employees less than Sum-of-the-Parts Business Plan in 2001; 3800 less budgeted in 2002
€40 mn savings achieved in 2001 advertising; €100 mn saving budgeted in 2002
€180 mn lower capex attributable to synergies in 2001
€250 mn lower capex budgeted in 2002
Portal Business synergies contingent upon the evolution of the industry
1.0
0.5
0.3
1.8
0.4
Telco Revenues Synergies
Cost Synergies
Capex Synergies
Total Expected Synergies
Portal Revenue Synergies

On Track to Achieve Merger Synergies, Having Accrued Integration Costs to 2001 P&L

169

WIND

Wind is on Track for IPO, Subject To Market Conditions

Wind Business Plan Funding Through 2004

(Euro billion)



11.0-12.0
2.8
7.0
1.2-2.2
2004 Peak Funding
Shareholders Contribution
Committed Credit Lines
Additional Requirement

Wind Obtained a Euro 7 Billion Non-recourse Credit Line in Record Time and in Tight Market Conditions. Additional Required Financing of Euro 1.2- 2.2 Billion May be Funded by Existing Shareholders or IPO

170

WIND

A Clear Set of Strategic Objectives

Consolidate Growth and Achieve Superior Shareholder Return

- Increase cross-selling of full product range to the entire customer base
- Achieve direct connection of a sizeable number of fixed customers via ULL
- Focus on customer base development and migration to fixed and mobile broadband
- Manage the packaging and delivery of content and information intensive services to increase mobile customers ARPU and foster internet and xDSL penetration
- Exploit the opportunities offered by our integrated infrastructure to offer multi-access and multi-platform services

- EBITDA Positive From 2001
- Cash Flow Positive From 2004
- Net Profit Positive From 2004/2005

171

WIND

Summary of Key Business and Financial Objectives

Market Share Fixed (Traffic Volumes)



18%
25%+
2001
2006

Market Share Mobile (SIMs)



16%
20%
2001
2006

Data and Internet Revenues as % of Total



13%
30%
2001
2006

Revenues Growth, 2001-2005



CAGR 20%+
+
2001
2002
2003
2004
2005
2006

172

WIND

Financial Results

Service Revenue Breakdown


Mobile
32%
Internet
7%
Other
16%
Fixed
45%


Mobile
41%
Internet
9%
Other
12%
Fixed
38%

(Euro million)	As Per Enel Pro-forma Consolidated F/S 2000 (1)(2)	As Per Enel Consolidated F/S 2001 (1)
Revenues	2,136	3,180
EBITDA	(527)	30
Capital Expenditures	3,385	1,990
Net Financial Indebtedness	3,600	5,300(3)

Wind has Achieved EBITDA Break-even in 2001, and a 49% Revenues Growth

(1) Refers to Wind Jan-Dec + Infostrada Apr-Sept (12 months Wind, 9 months Infostrada)
(2) Pro-forma 12 months Wind, 9 Months Infostrada 2000
(3) Excluding €325 mn UMTS debt to the Italian Government

WIND

Wind Summary

- A Sizeable operator (€3.5 bn annualised 2001 revenues)...
- …growing at 49% year on year...
- ...with an extensive, deep nationwide network in place...
- ...and a focus on developing and improving the quality of its customer base.
- EBITDA break even achieved after three years from launch
- Fully funded through a € 7bn, non recourse project financing

Wind is Europe's Most Successful New Entrant

Enel

Fulvio Conti

Chief Financial Officer

A Preview of 2001 Results

Company Highlights - Income Statement

(Euro billion)	2001 (1)	2000 (2)	Change
Revenues	> 28.8	26.8	> 7%
EBITDA	> 8.5	8.2	> 3%
EBITDA Margin	ca 30%	30%	-
Headcount	72,660	81,168	-10%

(1) Preliminary Closing
(2) Proforma 2000 figures include Wind for the full year and Infostrada for 9 months (April - December 2000)

176

Enel

A Preview of 2001 Results

Company Highlights - Balance Sheet

(Euro billion)	2001(1)	2000(2)	Change
Net Financial Debt,	**22.1**	**24.4**	**-9%**
of which, Wind + Infostrada	*5.3*	*3.7*	*+45%*
Shareholders' Equity	**20.5**	**18.5**	**+11%**
Debt/Equity Ratio	**1.08x**	**1.32x**	**-0.24x**
Net Capital Employed	**42.6**	**42.9**	**-1%**

(1) Preliminary Closing
(2) Proforma 2000 figures include Wind for the full year and Infostrada for 9 months (April - December 2000)

Portfolio Activities in 2001(1)

EBITDA


Energy Supply & VAS 6%
TMT 2%
Networks/ Infrastructures 39%
Energy Management 53%

(Euro million)

Energy Management	**4,500**
Networks/Infrastructures	**3,280**
Energy Supply & VAS	**500**
TMT	**220**
Total	**> 8,500**

(1) Preliminary Closing

178

Enel

A Preview of 2001 Results

Energy Sources | **Total Energy Dispatched** | **Energy Sold to "Free Market"**

Market Share


Imports (2)
8%
Others
32%
Enel (1)
60%

Market Share


Others
14%
Enel
86%

Market Share


Enel
34%
Others
66%

	Energy Sources	Total Energy Dispatched	Energy Sold to "Free Market"
Enel	184.7 TWh	244.8 TWh	26.9 TWh
Other	120.7 TWh	40.9 TWh	51.6 TWh
Total	**305.4 TWh**	**285.7 TWh**	**78.5 TWh**

(1) Net energy production and imports
(2) Excluding Enel's quota
(3) Net of losses

179

Enel

A Preview of 2001 Results

Gas 2001 Profit and Losses Statement

(Euro million)


594
(501)
93
(38)
55
600
500
400
300
200
100
0
Revenues
Costs
Gas Margin
Operating Costs(1)
EBITDA

(1) Net of connections and other revenues

2001 bcm Sold to Third Parties


Distribution 48%
Trade 15%
FTL 37%

Distribution	1.06 bcm
Trade	0.34 bcm
FTL	0.80 bcm
Total	**2.20 bcm**

180

Enel

Maintaining Our Financial Soundness

A Comparison with Peers

(Euro billion)	Enel (1)	endesa (2)	UNION FENOSA (2)	(3)	IBERDROLA (2)	EDP (2)
Net Debt	**22.1**	**22.4**	**6.3**	**6.1**	**8.6**	**5.6**
Net Debt/Equity Ratio	**108%**	**179%**	**161%**	**56%**	**109%**	**93%**
Net Debt/Market Value	**56%**	**126%**	**117%**	**26%**	**68%**	**83%**
EBITDA/Net Interest Expense	**7.3x**	**3.5x**	**3.2x**	**4.2x**	**5.1x**	**3.6x**
Implied Interest Rate	**5.1%**	**5.9%**	**5.7%**	**6.4%**	**5.5%**	**5.2%**
W.A.C.C.	**6.4%**					
Company Rating						
• Standard & Poors	A+	A	A+	AA-	A+	AA-
• Moody's	Aa3(5)	A2	A	Aa3	A1	Aa3
Dividend per Share (Euro per share)	**0.26**	**0.65**	**0.45**	**1.43**	**0.55**	**0.14**
Dividend Pay-Out Ratio(4)	**72%**	**49%**	**58%**	**77%**	**58%**	**80%**

(1) Preliminary Numbers
(2) Balance Sheet and Income Statement items as of 3Q '01, Market Value as of 11 February, 2002
(3) Balance Sheet and Income Statement items as of 2001 Annual Report, Market Value as of 11 February, 2002
(4) Calculated on 2000 results
(5) Under review

181

Enel

Closing Remarks

2002-2006 Commitments

- Achieve generation cost below new entrants
- Continue to aggressively cut costs in core business while improving service quality
- Contain invested capital to increase ROI
- Support growth with financial discipline
- Maintain competitive dividend policy

- **Core Business EBITDA increasing, despite disposals and liberalisation**
- **Wind and internal growth will provide EBITDA CAGR of over 8%**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: March 4, 2002